UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fabrinet

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G3323L 10 0

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)	Page 1 of 5 pages

CUSIP No. G3323L 10 0

1.	Names of Reporting Persons. David T. Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,312,524 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,312,524 (See Item 4(a) below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,064,565 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

Fabrinet

	(b)	Address of Issuer’s Principal Executive Offices:

c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue George Town Grand Cayman KY1-9005 Cayman Islands

Item 2.	(a)	Name of Person Filing:

David T. Mitchell

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Fabrinet Co., Ltd. 5/6 Moo 6, Soi Khunpra, Phaholyothin Rd. Klongnueng, Klongluang Patumthanee 12120 Thailand

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share

	(e)	CUSIP Number:

G3323L 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

3,064,565 shares, which includes (i) 2,140,715 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) options to purchase 171,809 shares that are exercisable by Mr. Mitchell within 60 days of December 31, 2012, and (iii) 752,041 shares held in trusts for the benefit of Mr. Mitchell’s children. Mr. Mitchell does not have any voting or dispositive power over the shares held in trusts for the benefit of his children and disclaims beneficial ownership of such shares.

(b) Percent of class:

8.8% (calculated based on 34,535,980 shares outstanding as of December 31, 2012 and assumes that the 171,809 shares underlying the options exercisable within 60 days of December 31, 2012 are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

2,312,524 shares (See item 4(a) above)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

2,312,524 shares (See item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2013
Date

/s/ David T. Mitchell
David T. Mitchell

Page 5 of 5 pages